---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 1 of 11
---------------------                                              ------------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No.1

                                Corel Corporation
                                (Name of Issuer)

                      Common Shares, no par value per share
                         (Title of Class of Securities)

                                   21868Q 10 9
                                 (CUSIP Number)

          Vector Capital Partners II, L.L.C., Vector Capital II, L.P.,
         Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P.,
                           Vector CC Holdings, L.L.C.
                               c/o Vector Capital
                        456 Montgomery Street, 19th Floor
                         San Francisco, California 94104
                              Attn: Chris Nicholson

                                 with a copy to:
                                 Darren Sukonick
                                    Torys LLP
                         Suite 3000, Maritime Life Tower
                      P.O. Box 270, Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1N2
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 2 of 11
---------------------                                              ------------

1     NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vector Capital Partners II, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

        NUMBER OF           As of March 24, 2003,  the Reporting  Person did not
         SHARES             own  any  common  shares  of  the  Issuer.  However,
      BENEFICIALLY          pursuant to Rule 13d-3 under the Securities Exchange
        OWNED BY            Act of 1934, as amended, Vector CC Holdings,  L.L.C.
          EACH              may be deemed to beneficially own 22,890,000  common
        REPORTING           shares of the  Issuer,  all of which is  subject  to
         PERSON             issuance  upon  conversion of the Series A preferred
          WITH              shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C.  pursuant to the purchase  agreement  between
                            Vector CC Holdings,  L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            22,890,000  common  shares of the  Issuer,  assuming
                            conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 3 of 11
---------------------                                              ------------

1     NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vector Capital II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

        NUMBER OF           As of March 24 2003,  the  Reporting  Person did not
         SHARES             own  any  common  shares  of  the  Issuer.  However,
      BENEFICIALLY          pursuant to Rule 13d-3 under the Securities Exchange
        OWNED BY            Act of 1934, as amended, Vector CC Holdings,  L.L.C.
          EACH              may be deemed to beneficially own 22,890,000  common
        REPORTING           shares of the  Issuer,  all of which is  subject  to
         PERSON             issuance  upon  conversion of the Series A preferred
          WITH              shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C.  pursuant to the purchase  agreement  between
                            Vector CC Holdings,  L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            22,890,000  common  shares of the  Issuer,  assuming
                            conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 4 of 11
---------------------                                              ------------

1     NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vector Member Fund II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

        NUMBER OF           As of March 24, 2003,  the Reporting  Person did not
         SHARES             own  any  common  shares  of  the  Issuer.  However,
      BENEFICIALLY          pursuant to Rule 13d-3 under the Securities Exchange
        OWNED BY            Act of 1934, as amended, Vector CC Holdings,  L.L.C.
          EACH              may be deemed to beneficially own 22,890,000  common
        REPORTING           shares of the  Issuer,  all of which is  subject  to
         PERSON             issuance  upon  conversion of the Series A preferred
          WITH              shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C.  pursuant to the purchase  agreement  between
                            Vector CC Holdings,  L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            22,890,000  common  shares of the  Issuer,  assuming
                            conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 5 of 11
---------------------                                              ------------

1     NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vector Entrepreneur Fund II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

        NUMBER OF           As of March 24, 2003,  the Reporting  Person did not
         SHARES             own  any  common  shares  of  the  Issuer.  However,
      BENEFICIALLY          pursuant to Rule 13d-3 under the Securities Exchange
        OWNED BY            Act of 1934, as amended, Vector CC Holdings,  L.L.C.
          EACH              may be deemed to beneficially own 22,890,000  common
        REPORTING           shares of the  Issuer,  all of which is  subject  to
         PERSON             issuance  upon  conversion of the Series A preferred
          WITH              shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C.  pursuant to the purchase  agreement  between
                            Vector CC Holdings,  L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            22,890,000  common  shares of the  Issuer,  assuming
                            conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 6 of 11
---------------------                                              ------------

1     NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vector CC Holdings, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            -0-
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

        NUMBER OF           As of March 24, 2003,  the Reporting  Person did not
         SHARES             own  any  common  shares  of  the  Issuer.  However,
      BENEFICIALLY          pursuant to Rule 13d-3 under the Securities Exchange
        OWNED BY            Act of 1934, as amended, Vector CC Holdings,  L.L.C.
          EACH              may be deemed to beneficially own 22,890,000  common
        REPORTING           shares of the  Issuer,  all of which is  subject  to
         PERSON             issuance  upon  conversion of the Series A preferred
          WITH              shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C.  pursuant to the purchase  agreement  between
                            Vector CC Holdings,  L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            22,890,000  common  shares of the  Issuer,  assuming
                            conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 7 of 11
---------------------                                              ------------

      This Amendment No. 1, dated March 24, 2003, is filed jointly by Vector Capital Partners II, L.L.C., a Delaware limited liability company ("Vector Capital Partners II"), Vector Capital II, L.P., a Delaware limited partnership ("Vector Capital II LP"), Vector Member Fund II, L.P., a Delaware limited partnership ("Vector Member Fund II"), Vector Entrepreneur Fund II, L.P.,
Delaware limited partnership ("Vector Entrepreneur Fund") and Vector CC Holdings, L.L.C., a Delaware limited liability company ("Vector CC Holdings" and, together with Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, the "Reporting Persons"). Capitalized terms used in this Amendment but not defined will have the meanings given to those terms in the Schedule 13D dated March 17, 2003 (File No. 005-43546), filed by the Reporting Persons (the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described in this Amendment remain as previously reported in the Initial
Schedule 13D.

Item 4. Purpose of Transaction

      Item 4 is amended to read in its entirety as follows:

      "The Reporting Persons entered into the Transaction for investment purposes and in order to better position themselves in the event they elect to pursue other potential transactions involving the Issuer, including those set out below. The Reporting Persons have been engaged in discussions with management and representatives of the board of directors of the Issuer concerning various strategic alternatives, including extraordinary transactions such as a merger or other change of control, and have evaluated non-confidential information relating to the Issuer. With the intention of gaining access to confidential information and continuing these discussions, Vector CC Holdings, Vector Capital Corporation ("Vector Capital" and together with the Reporting Persons, the "Vector Group") and the Issuer have entered into a non-disclosure and standstill agreement dated March 24, 2003 (the Non-Disclosure Agreement") as described in Item 6 below.

      The Reporting Persons intend to review confidential information provided by the Issuer, continue the discussions with the Issuer's representatives concerning various strategic alternatives and to closely evaluate the performance of the Issuer, including, but not limited to, the continued analysis and assessment of the Issuer's share price, business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the outcome of such review, discussions, continuing evaluation and analysis of the Issuer and other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not (1) acquire additional securities of the Issuer (subject to restrictions contained in the Issuer's Shareholder rights plan agreement (the "Rights Plan")), or dispose of securities of the Issuer which the Reporting Persons have acquired, (2) seek to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (3) seek to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (4) seek changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors,
(5) seek material changes in the present capitalization or dividend policy of the Issuer, (6) seek other material changes in the Issuer's business or corporate structure, (7) seek changes in the Issuer's Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of the Issuer by any person, (8) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 8 of 11
---------------------                                              ------------

authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (9) seek to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (10) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

      Under the Non-Disclosure Agreement, the Vector Group will be given the opportunity to make a proposal to the Issuer and its shareholders for the acquisition of the Issuer. As described in more detail below, the Issuer's board of directors has agreed, subject to certain conditions, to recommend that shareholders support a proposal from the Vector Group valued at $1.10 or more per Common Share. The Reporting Persons have not completed their due diligence investigation and are not prepared to extend an offer at $1.10 per Common Share at this time. As the Vector Group conducts its due diligence, they expect to work towards determining an offer price for an acquisition that would be attractive to both the Reporting Persons and the Issuer's common shareholders. Completion of any transaction would be subject to receipt of all necessary approvals, including those required in respect of the Rights Plan."

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      The third paragraph is amended to read in its entirety as follows:

      "Under the Non-Disclosure Agreement and subject to certain exceptions and qualifications included in that agreement, until September 23, 2003, the Vector Group has agreed that it will not, without the prior approval of the Board of Directors of the Issuer, directly or indirectly, (1) acquire, offer or propose to acquire or agree to acquire the beneficial ownership of any additional securities or material assets of the Issuer, (2) make, or in any way participate in, any solicitation of proxies to vote any voting securities of the Issuer or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer (3) make any proposal for an extraordinary transaction involving the Issuer or its securities or assets, (4) engage in any discussions, enter into any agreements or commitment with any person relating to the foregoing, (5) directly assist, advise or encourage any person relating to the foregoing, (6) make any public announcement or submit a proposal relating to the foregoing, (7) take any action which might require the Issuer to make any public announcement regarding any of the foregoing or (8) make any request or proposal to amend or waive any of the foregoing provisions (collectively, the "Standstill Restrictions").

      Notwithstanding the Standstill Restrictions, the Vector Group may (1) publicly announce, make and complete a tender offer for the Issuer of not less than $1.00 per Common Share, (2) make a written proposal to the Issuer regarding a merger, acquisition or other extraordinary transaction at any price after a certain period and publicly announce that proposal, or (3) proceed with a transaction having a per Common Share price of not less than $1.10. Further, the Board of Directors of the Issuer has agreed that, if a proposal having a value of not less than $1.10 per Common Share is made to the shareholders of the Issuer, the Board will recommend to shareholders that they vote in favor of or tender into such a transaction, provided the Board has received an opinion that the transaction is fair to the shareholders from a financial

---------------------                                              ------------
CUSIP No. 21868Q 10 9                                              Page 9 of 11
---------------------                                              ------------

point of view and that no other proposal has been made which the Board has determined to be superior from a financial point of view to the consideration offered by the Vector Group.

      The  restriction in regards to the  solicitation  of proxies and voting in
(2) above provides that after July 23, 2003, so long as (1) the Vector Group beneficially owns at least 10,000,000 Common Shares (assuming the conversion of the Preferred Shares) the Vector Group will have the right to solicit proxies and vote for one person for election to the Issuer's Board of Directors or (2) the Vector Group beneficially owns at least 20,000,000 Common Shares (assuming the conversion of the Preferred Shares) Vector Group will have the right to solicit proxies and vote for two persons for election to the Issuer's Board of Directors.

      Under the Non-Disclosure Agreement, the Vector Group agreed that, until September 23, 2003, it will not vote any of its Preferred Shares or Common Shares issuable upon conversion of the Preferred Shares (the "Subject Shares") against a shareholder resolution and, in fact, will vote in favor of a transaction (a "Competing Proposal") that includes the following terms: (1) the Competing Proposal is for the acquisition of all or substantially all of the Common Shares and Preferred Shares of the Issuer or all or substantially all of the assets of the Issuer and the holders of the Preferred Shares are treated no less favorable than the holders of the Common Shares, (2) the Board of Directors of the Issuer is recommending to its shareholders that they vote in favor of the Competing Proposal, (3) the value of the Competing Proposal is no less on a per share basis than (x) $1.25 for each Preferred Share and (y) for the common shareholders, 105% of the most favorable offer proposed by the Vector Group for the Common Shares and (4) the consideration to be paid on such Competing Proposal is either cash or freely tradable securities meeting certain liquidity requirements. The Vector Group also agreed that until September 23, 2003, it will not transfer the Subject Shares to any person who has not agreed to be bound by certain provisions of the Non-Disclosure Agreement with the exception of (x) transfers that do not reduce the amount of Preferred Shares held by the Vector Group to less than two-thirds of the amount then outstanding and (y) transfers to persons holding not more than 5,000,000 Common Shares.

      The Non-Disclosure Agreement is attached to this Amendment as Exhibit 3 and is incorporated in this Amendment by reference.

      Except the Non-Disclosure Agreement and the Purchase Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      The foregoing summaries of the material provisions of the Purchase Agreement and Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of all of the provisions of those agreements, which are attached to or incorporated by reference in this Amendment."

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement dated March 17, 2003 among Vector Capital Partners II, L.L.C., Vector Capital II, L.P., Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P. and Vector CC Holdings, L.L.C. relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 to the Initial Schedule 13D).

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 10 of 11
---------------------                                              -------------

      2. Purchase Agreement dated March 7, 2003, between Microsoft Licensing, Inc. and Vector CC Holdings, L.L.C. (incorporated by reference to Exhibit 2 to the Initial Schedule 13D).

      3. Nondisclosure and Standstill Agreement by and among Corel Corporation, Vector CC Holdings, L.L.C. and Vector Capital Corporation dated March 24, 2003.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 11 of 11
---------------------                                              -------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 24, 2003

                                       VECTOR CC HOLDINGS,  L.L.C.
                                       By: Vector Capital Partners II, L.L.C.,
                                       its Managing Member

                                       By: /s/ Alexander R. Slusky
                                           -------------------------------------
                                           Name:  Alexander R. Slusky
                                           Title: Managing Member

                                       VECTOR CAPITAL PARTNERS II, L.L.C.

                                       By: /s/ Alexander R. Slusky
                                           -------------------------------------
                                           Name:  Alexander R. Slusky
                                           Title: Managing Member

                                       VECTOR CAPITAL II, L.P.
                                       By: Vector Capital Partners II, L.L.C.,
                                       its General Partner

                                       By: /s/ Alexander R. Slusky
                                           -------------------------------------
                                           Name:  Alexander R. Slusky
                                           Title: Managing Member

                                       VECTOR MEMBER FUND II, L.P.
                                       By: Vector Capital Partners II, L.L.C.,
                                       its General Partner

                                       By: /s/ Alexander R. Slusky
                                           -------------------------------------
                                           Name:  Alexander R. Slusky
                                           Title: Managing Member

                                       VECTOR ENTREPRENEUR FUND II, L.P.
                                       By: Vector Capital Partners II, L.L.C.,
                                       its General Partner

                                       By: /s/ Alexander R. Slusky
                                           -------------------------------------
                                           Name:  Alexander R. Slusky
                                           Title: Managing Member